[Letterhead of LeClairRyan, A Professional Corporation]

October 26, 2007

By EDGAR and Overnight Delivery

Mark S. Webb, Esq.

Legal Branch Chief

Mail Stop 4561

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Virginia Financial Group, Inc.

Registration Statement on Form S-4

Filed on September 21, 2007

File No. 333-146249

FNB Corp.

Soliciting Materials filed pursuant to Rule 14a-12

Filed September 14 and 20, 2007

File No. 000-24141

Dear Mr. Webb:

In response to the comments set forth in your letter dated October 17, 2007 with regard to the above-referenced Registration Statement of Virginia Financial Group, Inc. (“VFG”) and Soliciting Materials of FNB Corporation (“FNB”), we submit on behalf of the companies the following supplemental responses and summary of revisions in Amendment No. 1 to the Registration Statement (the “Amendment”), which VFG is filing with this letter.

In addition to the EDGAR submission, we sending to you by overnight delivery three copies of the Amendment marked to show changes made from the initial filing of the Registration Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to the Amendment.

Mark S. Webb, Esq.

October 26,2007

Form S-4

General

1.	Please provide the staff with copies of the board books that Sandler O’Neill + Partners, L.P. and Davenport & Company LLC provided in connection with the merger.

Five copies of the board books have been provided to the Staff.

2.	We note that financial projections were exchanged as disclosed on page 41. Please confirm that the prospectus contains all exchanged projections.

We acknowledge the Staff’s comment. In response to the Staff’s comment, VFG and FNB respectfully submit that it is not necessary or appropriate to disclose in the joint proxy statement/prospectus the specific internal financial forecasts provided by the parties to the financial advisors. Each of VFG and FNB believes that the internal financial forecasts prepared by each of their respective managements for the financial advisors are not material to shareholders’ consideration of the merger because such information would not assist their respective shareholders in making an informed decision regarding approving and adopting the merger agreement and the transactions contemplated therein for the following reasons:

•

Neither VFG nor FNB prepared specific projections of the combined entity resulting from the merger that analyzed in detail the actual future estimates of financial results that might be expected to be achieved by the combined entity. Instead, each party provided to the other party, for due diligence purposes and to each of the financial advisors, existing forecasts of its estimated financial performance on a stand-alone basis and estimates of the transaction expenses, purchase accounting adjustments, and cost savings of the merger. Each party considered the other party’s forecasts as reasonably prepared for the purposes of due diligence in the transaction but did not necessarily view or intend any aggregation of the separate forecast information to be deemed as actual estimates or projections of the future performance of the combined entity.

•

While the projected costs savings and the related potential impact of the projected cost savings on the combined company’s earnings were among the many factors reviewed and considered by the boards in reaching their decisions to approve the merger agreement, neither VFG’s nor FNB’s board of directors relied on the forecasts of the other party as a key determinative factor in approving the merger. Consequently, neither board’s recommendation to its shareholders was contingent on such forecasts and therefore VFG and FNB believe the exclusion of the forecasts from the joint proxy statement/prospectus would not deprive the shareholders of either VFG or FNB of information that was specifically material to their board of directors in approving the merger.

•

The internal financial forecasts for VFG and FNB were among several factors that were reviewed and considered by VFG’s financial advisor and are described and set forth on page 43 of the joint proxy statement/prospectus. Likewise, the internal financial forecasts for FNB and VFG were among several factors that

Mark S. Webb, Esq.

October 26,2007

were reviewed and considered by FNB’s financial advisor and are described and set forth on page 52 of the joint proxy statement/prospectus. VFG and FNB believe that the disclosure contained on pages 42 through 58 of the joint proxy statement/prospectus provides all material information required for an understanding of the bases on which the financial advisors arrived at their fairness opinions. VFG and FNB do not believe that the disclosure of the specific numerical forecasts furnished by VFG and FNB management would enhance their respective shareholders’ ability to ascertain the fairness of the exchange ratio from a financial point of view beyond the discussions supplied regarding the respective fairness opinions of VFG’s financial advisor and FNB’s financial advisor.

•

Given the nature of the businesses of VFG and FNB, the forecasts prepared by each party are subject to inherent uncertainty and numerous risks (including changes in the operations and prospects of VFG or FNB and general market and economic conditions) that are beyond the ability of either company to control or predict. While this information did give each board a valid perspective in its due diligence of the transaction, VFG and FNB believe that the inclusion of any forecasts in the joint proxy statement/prospectus would be misleading to the shareholders of VFG and FNB without providing any meaningful benefit because of the significant number of assumptions made in creating such forecasts and because of the risk that shareholders would be misled by combining the separate forecasts of the two companies and would deem such combined information as projections of future results. These financial forecasts were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such forecasts. VFG and FNB are concerned that the inclusion of forecasts could lead investors to believe that they are intended to represent or guarantee actual future results. This concern is based on the inherently uncertain nature of projections and forecasts generally. The companies believe that including any forecasts in the joint proxy statement/prospectus may place undue significance on those forecasts, notwithstanding any cautionary language that may accompany them. Moreover, the forecasts were not prepared in accordance with SEC rules or with generally accepted accounting principles in the United States (“GAAP”) for purposes of public disclosure. The forecasts could mislead the shareholders to the extent they would expect the forecasts to comply with the Commission’s rules or with GAAP or other principles relevant to public disclosure.

In addition, VFG and FNB have never publicly provided management projections or forecasts and each company believes that it would suffer competitive harm it if were required to make management forecasts publicly available to its competitors in connection with the merger transaction.

For the above reasons, VFG and FNB do not believe that it is necessary or appropriate to disclose the specific internal financial forecasts exchanged by the parties. As a result of the foregoing, VFG and FNB respectfully submit that the forecasts should not be required to be disclosed in the joint proxy statement/prospectus.

Mark S. Webb, Esq.

October 26,2007

3.	We note that the date of many of your projections precedes the recent uncertainty of the credit markets and we note that FNB’s business involves mortgages. Please revise to include a risk factor that your projections may not reflect the changed business environment.

We acknowledge the Staff’s comment. In response to the Staff’s comment, VFG and FNB respectfully submit that the inclusion of such a risk factor is not necessary or appropriate as it pertains to the merger. The addition of a risk factor could have the effect of impacting the creditability of the projections that were and continue to be supportive of the economic benefits of this transaction. We do not believe that recent changes in the credit markets have had a significant effect on our projections. The condition of the credit markets at the time many of the internal financial forecasts were created is not materially different than the current credit markets, as such markets pertain to VFG and FNB’s business operations, including the type of mortgage business we are involved in. In addition, changes in credit risk and market conditions are both disclosed in our cautionary statement regarding forward-looking statements. For such reasons, VFG and FNB respectively request that the Staff reconsider the comment.

4.	Please revise to use a consistent type size. Parts of the filing use a type that is too small, e.g., page 13.

The Staff’s comment is noted, and VFG has made the requested revision.

5.	Please file consents for the FNB directors who have been identified as directors of the combined company.

In response to the Staff’s comment, a consent for William P. Heath, Jr., the only FNB director who has been identified as a director of the combined company, has been filed as Exhibit 99.7 to the Amendment.

6.	Please provide the disclosure required by Item 5(b) of Schedule 14A with respect to FNB Corporation.

The comment has been discussed with the Staff, and the disclosure required by Item 5(b) is not required in the Amendment and FNB’s soliciting materials as they do not pertain to a solicitation subject to Rule 14a-12(c).

Cover Page

7.	Please indicate the amount of securities to be issued. See Item 501(b)(2).

In response to the Staff’s comment, the requested revision has been made in the cover letter of the joint proxy statement/prospectus.

The FNB Special Meeting— Solicitation of Proxies, page 30

8.	Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

Mark S. Webb, Esq.

October 26,2007

The comment has been discussed with the Staff, and for the reason set forth in the response to comment no. 6, the disclosure required by Item 4(b)(4) is not required.

9.	We note that you may employ various methods to solicit proxies, including mail, telephone, fax, personal interview, or other methods. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Staff’s comment is noted, and VFG and FNB are so advised and confirm their understanding of the comment.

10.	Please describe what other methods of soliciting proxies will be used rather than state “other methods.”

In response to the Staff’s comment, VFG and FNB have revised the disclosure by deleting the reference to “other methods” on pages 27 and 31, respectively.

The Merger— Background of Merger, page 31

11.	Please revise to delete, “and may not contain all of the information that is important to you.”

In response to the Staff’s comment, the requested deletion has been made on page 32.

12.	Please revise to indicate which party initiated the merger discussions.

In response to the Staff’s comment, the requested revision has been made on page 32 to indicate the party that initiated the merger discussions.

13.	Please revise to expand your discussion regarding the negotiation of the principal terms of the merger. Please concentrate on expanding your disclosure regarding the price and the determination of the exchange ratio of 1.5850 shares of common stock.

In response to the Staff’s comment, the requested revision has been made on pages 33 and 35.

14.	We note that three of the directors from FNB voted against the merger. Please revise to expand your discussion regarding the reasons for their opposition and include as an exhibit all material documents related thereto, including but not limited to, the letter to FNB from Messrs. Clay and Hamrick.

We acknowledge the Staff’s comment. In response to the Staff’s comment, VFG and FNB respectfully submit that an expansion on the reasons for the directors voting against the merger is not required considering the circumstances.

Mark S. Webb, Esq.

October 26,2007

Messrs. Clay and Hamrick made certain statements at the FNB board meeting on July 26, 2007 at which the board approved the merger. A description of the content of the statements is provided on the page 37.

On October 12, 2007, a dissident group calling itself “the FNB Corporation Shareholders Committee”, that includes the three directors who voted against the merger, filed preliminary proxy materials with the Commission, and indicated that it will be soliciting proxies from FNB shareholders to vote against the merger. On October 10, 2007, the same dissident group made a Schedule 14A filing with the Commission containing additional materials which they have recently mailed to FNB shareholders. As much as VFG and FNB can determine, the directors have provided to the FNB shareholders in such mailing a complete statement of the reasons for their opposition to the merger. Additionally, at such time as the group may send definitive proxy materials to FNB shareholders, the directors will again have an opportunity to explain their reasons why they voted against the merger. The group may also send additional material to FNB shareholders at any time.

VFG and FNB respectfully submit that they cannot further ascertain the reasons why the directors voted against the merger and that if they are required to create a statement to satisfy the comment they risk misleading the VFG and FNB shareholders on the subject. For such reason, VFG and FNB respectively requests that the Staff reconsider the comment.

All material documents relating to the directors’ opposition that FNB has in its possession are filed as Exhibit 99.8 to the Amendment.

VFG’s Reasons for the Merger; Recommendation of VFG’s Board of Directors, page 36

15.	We note that you provide a list of factors that VFG has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

In response to the Staff’s comment, VFG has made the requested revision and has provided additional information on pages 38-39.

FNB’s Reasons for the Merger; Recommendation of FNB’s Board of Directors, page 37

16.	We note that you provide a list of factors that FNB has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

In response to the Staff’s comment, FNB has made the requested revision and has provided additional information on pages 40-42.

Mark S. Webb, Esq.

October 26,2007

17.	Please have the discussion of the recommendation specifically mention each line item in Davenport’s analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

In response to the Staff’s comment, FNB has provided additional information on pages 41-42.

Opinion of VFG’s Financial Advisor, page 39

18.	Please revise to state that Sandler O’Neill has consented to the inclusion of its opinion in the prospectus. Please revise to state on page 47 that Davenport has similarly consented.

In response to the Staff’s comment, the requested revisions have been made, for Sandler O’Neill on page 42 and for Davenport on page 51.

Opinion of FNB’s Financial Advisor, page 47

19.	Please provide an estimate of Davenport’s fee in dollars based on the share price at a recent date.

In response to the Staff’s comment, the requested information is provided on page 58.

20.	Please indicate the amount of compensation Davenport has received from FNB in the most recent two years.

In response to the Staff’s comment, the requested information is provided on page 58.

Accounting Treatment, page 66

21.	We note that you expect the merger to be accounted for as a purchase by Virginia Financial Group of FNB Corporation. Please tell us how you determined Virginia Financial Group to be the accounting acquirer based on your consideration of the guidance in paragraphs 16-19 of SFAS 141. In your response specifically tell us how you considered each of the criteria in paragraph 17 of SFAS 141 in reaching your conclusion.

The Staff’s comment is noted. VFG gave consideration to SFAS 141 in the determination that it would be the accounting acquirer in the merger. The following information details VFG’s consideration and conclusions regarding each of the criteria identified in paragraph 17 of SFAS 141:

•

Voting Rights – Based on the negotiated exchange ratio, voting rights resulted in an ownership of 52% for FNB versus VFG’s 48% ownership. VFG’s conclusion was that voting rights, while slightly higher for FNB, were essentially equal.

•	Governing Body – The merger agreement contemplates that the representation on the combined company’s board of directors will be equal between VFG and

Mark S. Webb, Esq.

October 26,2007

FNB, with this equal representation to remain consistent for three years following the merger. Consideration was given to the number of independent board members, with VFG and FNB currently having one non-independent director each. VFG’s conclusion was that no advantage to weighting was evident for VFG or FNB with respect to the governing body of the combined entity.

•

Management – VFG identified the top five positions within the proposed executive management of the combined company. These positions are set out as follows, with the current company of the individual filling the position identified in parentheses: Chief Executive Officer (VFG); Chairman of the Board (FNB); Chief Operating Officer (VFG); Chief Executive Officer of Banking Subsidiary (FNB); and Chief Financial Officer (VFG). In the proposed management structure, the CFO, COO and CEO of the Banking Subsidiary will all report to the CEO (VFG) of the combined company. VFG also considered the next 14 significant management positions in the proposed organization structure, with this distribution evenly split between VFG and FNB. VFG’s conclusion was that management should be weighted to VFG based on the greater number of key management positions to be held by current VFG executives and the reporting structure within the executive management group of the combined company.

•

Relative Size – VFG’s total assets were $1.58 billion at June 30, 2007, compared to FNB’s total assets of $1.55 billion at June 30, 2007. VFG’s revenues were $37.4 million for the six months ended June 30, 2007, compared to FNB’s total revenues of $34.2 million at June 30, 2007. VFG’s conclusion was that relative size, while slightly higher for VFG, was essentially equal.

•

Terms of Exchange – Based on the exchange ratio of 1.5850 shares of VFG common stock for each share of FNB common stock, and a closing sales price of VFG stock of $20.29 on the day prior to announcement, FNB shareholders received an equivalent value of $32.16 for each share of FNB common stock held. This represents a premium of $0.92 or 2.9% on the FNB closing sales price of $31.24 on the day prior to the announcement that the companies had entered into the merger agreement. VFG’s conclusion was that the terms of exchange of equity securities would be weighted to VFG.

•

Overall Conclusion – VFG was deemed to be the accounting acquirer based on the relative importance of management decision making and the exchange premium paid to FNB as compared to the other factors that were all relatively equal.

Recent Developments, page 67

22.	We note the opposition of some shareholders and directors in your recent developments section. Please revise to expand and update this disclosure here and also on page 11 in the Summary section.

In response to the Staff’s comment, the requested revision has been made on pages 11-12 in the Summary section and on pages 71-72 in the Recent Developments section.

Mark S. Webb, Esq.

October 26,2007

Legal Matters, page 97

23.	Please provide the address of the firm passing on the legality of the VFG stock. See paragraph 23 of Schedule A to the Securities Act.

In response to the Staff’s comment, the requested revision has been made on page 101.

Annex E

24.	Please revise the Davenport opinion to remove the suggestion that it was provided “solely” for the Board. It appears it was also provided for inclusion in this document.

In response to the Staff’s comment, the requested revision has been made in Annex E.

Additional Definitive Soliciting Materials

25.	Note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760. Please confirm that both FNB Corp. and Virginia Financial Group will provide the required disclosure in future filings.

The Staff’s comment is noted. VFG and FNB hereby confirm that each company will provide the required disclosure noted in the comment in all future merger related filings.

26.	On a related note, please tell us your basis for expressing doubt about the status as participants in the solicitation of proxies of the companies’ directors, executive officers and management. Alternatively, please state affirmatively who is a participant. See Instruction 3 to Item 4 of Schedule 14A.

The Staff’s comment is noted. VFG and FNB hereby confirm that each company will state affirmatively who is a participant in all future merger related filings.

27.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your assertion in the September 14 filing that the decision to pursue the current transaction is “widely supported by . . . [your] employee base.” Please provide us the support for your disclosure or confirm that you will avoid making similar statements in future filings.

The Staff’s comment is noted. VFG and FNB hereby confirm that each company will avoid making statements similar to that noted in the comment in all future merger related filings.

Mark S. Webb, Esq.

October 26,2007

28.	Please refer to your September 19, 2007 letter to FNB employees. We note your reference to a section of your Intranet named “Communication to Shareholders.” Note that, to the extent materials included in your Intranet are directed to security holders, those materials and any other written communications should be filed verbatim immediately in accordance with Rule 14a-l2(b) as definitive additional materials. Any website you maintain should contain legends identifying the participants and encouraging security holders to read your proxy or consent statement. Note also that soliciting materials filed under Rule 14a-12 must be filed as they are published. In addition, any future written soliciting material, including any emails, postings to websites and scripts to be used in soliciting proxies, should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A.

The Staff’s comment is noted. VFG and FNB hereby confirm that each company will comply with the guidance noted in the comment.

* * * * *

We look forward to hearing your response to the above. In the interim, please contact me at 804-343-4079 or George Whitley at 804-343-4089 if you have any questions.

Thank you for your attention to this matter.

Sincerely,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	Timothy A. Geishecker, Esq.

Mr. O. R. Barham, Jr.

Mr. Jeffrey W. Farrar

Mr. William P. Heath, Jr.

Fred W. Palmore III, Esq.

Susan S. Ancarrow, Esq.

George P. Whitley, Esq.